SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-75643-01

Compass Aerospace Corporation
(Exact name of registrant as specified in its charter)

2344 S. Pullman Street
Santa Ana, California 92705-5507
(949) 622-0700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10 1/8% Senior Subordinated Notes due 2005
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 15d-6 [X]
Rule 12h-3(b)(1)(i) [X]

Approximate number of holders of record as of the certification or notice date: Two (2)

Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Aerospace Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMPASS AEROSPACE CORPORATION
Date: March 11, 2002	By	/s/ JOHN R. REIMERS Name: John R. Reimers Title: Chief Executive Officer and President